Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated August 10, 2021, with respect to the consolidated financial statements of Gelesis, Inc., included in the proxy statement/prospectus constituting a part of this Amendment No. 1 to Registration Statement on Form S-4 and to the reference to our firm under the heading “Experts” in the proxy statement/prospectus.

Our audit report contains an explanatory paragraph that states that the Company's recurring losses from operations and net capital deficiency raise substantial doubt about the entity's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Boston, Massachusetts

September 28, 2021